Exhibit 3.1
Amendments to the Amended and Restated Bylaws of Hudson City Bancorp, Inc., amended and restated as of July 24, 2007
The Amended and Restated Bylaws of Hudson City Bancorp, Inc. (“Bylaws”) are to be amended as follows:
(1)	The following shall be added to the Bylaws as a new Article II, Section 10:

Section 10. Majority Voting for Directors. The vote required for election of a director by the shareholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in the election of a nominee at a meeting of shareholders. For purposes of this Section 10, a “majority of the votes cast” shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election, with “abstentions” and “broker nonvotes” (or other shares of stock of the Corporation similarly not entitled to vote on such election) not counted as votes cast either “for” or “against” that director’s election.

In a contested election, directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares present in person or by proxy at the meeting and entitled to vote in the election. An election shall be considered contested if there are more nominees for election than positions on the board of directors to be filled by election at the meeting.

(2)	Sections 10 through 14 of Article II of the Bylaws shall be renumbered as Sections 11 through 15.

(3)	Article IV, Section 11 shall be amended and restated in its entirety as follows:

Section 11. Resignation; Mandatory Offer of Resignation. Any director may resign at any time by sending a written notice of such resignation to the principal office of the Corporation addressed to the Secretary. Unless otherwise specified therein, such resignation shall take effect upon receipt thereof.

Any incumbent director who fails to receive the vote required to be elected in an uncontested election shall promptly tender his or her resignation following the certification of the vote. The Nominating and Governance Committee shall consider such resignation and shall recommend to the Board the action to be taken. Any director whose resignation is under consideration shall not participate in the Nominating and Governance Committee recommendation or the Board decision regarding whether to accept the resignation. The Board shall take action within 90 days following certification of the vote. The Board will promptly disclose its decision, and the reasons therefore, in a Form 8-K furnished to the Securities and Exchange Commission.